EXHIBIT 4.13

[Translation]

OUSAMA-DESK outsourcing master agreement

CalltoWeb, Inc. (“the Company”) and Crayfish Co., Ltd. (“Crayfish”) (each a “party” and collectively the “parties”) here by agree to close the contract related to outsource of [OUSAMA-DESK] (“the service”) which is provided by Crayfish.

Article 1 (Basic cause)

1.	The meaning of the service points out below sentences within the company provides the using name of and display of OUSAMA DESK services.

1.	Server hosting service.

2.	ASP service.

3.	Leasing and selling PC applications.

4.	Additional services related to the above points

2.	The meaning of “customer” is an individual or company that uses the Company’s service.

Article 2 (Outsourcing content)

1.	The Company outsources to Crayfish the services below under this agreement.

1.	To provide server and network system necessary for providing the service.

2.	To provide server development, administration and management necessary for providing the service.

3.	To provide surrogate service of application necessary for customer’s domain.

4.	To provide technical support to the Company for maintaining, technology and facilities of the domain.

5.	To send services necessary for providing the service such as creating Leaflets and service start manuals, and sending these manuals to customers.

6.	Matters related to creating home pages.

7.	To operate the user-sites.

8.	To Provide software for personal computers.

9.	The Company shall sell the company’s own service to Crayfish’s customers as an option.

2.	The parties shall not take any actions that impair social trust when providing the service and shall exert the greatest possible effort to increase the confidence of the service through developing and administrating the service.

3.	Crayfish can outsource a part of this business to third parties with the Company’s prior consent.

Article 3 (Brand)

Both parties shall decide adscription of the service brand, which except already owning the parties’ existing brand, by discussing both parties.

Article 4 (Outsourcing business obligation)

1.	Crayfish enriches the support especially development and management of server for the Company, and shall always strive to satisfy its customers. Also Crayfish shall make an effort to leave the facilities of server and services untouched to increase customers and subscribers.

2.	Crayfish shall cooperate to provide technical information and all other possible information to assist Company to acquire new customers.

3.	Crayfish shall provide to the Company information regarding customer increases, forecasts and other information as soon as possible without interference with the Company’s operation.

Article 5 (Controversy with customers)

1.	When controversy occurs with customer about as a matter of fact or on legal point of view, the Company responds to the primary controversy for solving the causes of relevant customer’s controversy.

2.	When the occurrence reason of relevant controversy is burden inflicted under the Article 2 by Crayfish, the Company cooperates for solving the relevant controversy by the request of Crayfish.

3.	When the Company is affected damages (compensation to customer) by controversy even under the conditions of the preceding paragraph, Crayfish recompenses the cost of damages within one month of cost for outsource, which amount is the maximum.

Article 6 (Covenant of utilization)

1.	The convention of utilization for using the services by customer shall be decided by the parties’ consultation, which is for rulemaking and elimination.

2.	The Company or Crayfish checks each other about the relation between the service and customer under the Article 6-1.

Article 7 (Stopped outsourcing by Crayfish)

1.	When customer corresponds to any of below sentences, the Company can order the Article 2 to Crayfish over relevant customer about stopping business provision. And Crayfish follows the indication.

1.	When terminating the service.

2.	When nonpaying service fee before due date.

3.	When do not follow the covenant of utilization.

4.	When standing liable for customer.

2.	When the Company shall not indicate for the preceding paragraph to Crayfish, Crayfish turns over customers who use the service.

3.	When the Company indicates restarting provision of the service after correcting the Article 7-1 of stopping provision the service, Crayfish restarts the service for customers during a day when the indication is in the morning, or during following day of the morning when the indication is in the afternoon. However, when Crayfish has compelling reasons, which situation is exception, that Crayfish needs to inform about the reason to the Company in advance.

Article 8 (Outsourcing fee)

Fees related to Article 2 shall be set forth in a separate agreement at a future date.

Article 9 (Duty to keep secret)

1.	The Company or Crayfish shall not leak any of secret information (not only customer information) to third parties not only during the contract term but also after finished the contracted term within be used for improper purposes. The Company or Crayfish assumes an obligation for their staffers to comply with the Article 9, and accepts responsibility for contravention of the Article 9 by their staffers.

2.	Crayfish accepts that customer information (such as lists of subscriber) is the business secret for the Company, and Crayfish concludes confidentiality agreement with Crayfish’s staffers about Crayfish’s staffers do not copy unnecessary information for their business or take the information out from the company, and also Crayfish needs to care for handling the information.

3.	Crayfish shall understand that any of customer information (such as affiliates’ lists) is necessary for the Company to do business. Crayfish shall pay attention that Crayfish’s staff does not copy the customer information.

Article 10 (Intellectual property right)

1.	Intellectual property including copyrights, industrial property rights and know-how that is created in connection with the service, excluding those set forth in Article 3, shall be treated as follows:

1.	When invention is invented by a party, the intellectual property right belongs to a party who invents the invention. However the other party may use the intellectual property right free of charge to users as long as such use is in connection with this contract.

2.	If the invention is not subject to the above sentence, the parties may discuss and determine how to use the intellectual property right. However, the Company may use the intellectual property right for free of charge in connection with providing services to its customers in connection with this agreement, throughout the term of this agreement, even if this intellectual property right belongs to Crayfish.

Article 11 (Setoff)

The Company or Crayfish can do setoff the Company’s liability to Crayfish or Crayfish’s liability to the Company at equivalent amount without a reimbursement date.

Article 12 (Transfer of right and obligation)

The parties cannot transfer and outsource all or part of a right or obligation arising under this agreement to third parties without written agreement, or cannot supply collateral in connection hereto.

Article 13 (Restitution)

When the Company or third parties is harmed about performance of the service by Crayfish’s fault, Crayfish shall accept restitution responsibility.

Article 14 (Change notice of address)

1.	The parties inform to other party in writing when the parties correspond any of following sentences.

1.	When the parties are going to change address or location, and trade name or representative director.

2.	When corresponding to the Article 17-3 or contravening possibilities.

3.	When the parties are going to change telephone number, fax number, prepared or prepared’s e-mail address.

2.	When Crayfish may change the bank account, which is on the memorandum agreement, Crayfish shall inform a change notice in writing to the Company in advance.

3.	When the parties default the change notice of address, writing document sends to the previous address, location, business name and representative person under the contract, which deem that a form arrives on the ordinarily time.

Article 15 (Change the contract)

The Company or Crayfish can change Articles of the contract under the parties’ agreement.

Article 16 (Agreement conclusion cost)

The Company and Crayfish shall pay the necessary cost for agreement conclusion such as stamp duty and so on evenly.

Article 17 (Cancellation)

1.	The Company or Crayfish can cancel all or a part of the contract in writing form in one month advance. Also, treatment of after finished contract is decided by the parties’ discussion.

2.	Payoff of debit and credits on the between the Company and Crayfish, which involves the preceding sentence of cancellation, shall determine on the parties’ other agreement.

3	In the certain case, the parties corresponds into any of the following events that when following sentences do not cancel even the period is expired, the contact can be cancelled by noticing to the other party.

1.	When one of the parties acts against any of respective articles of the contract without any of legitimate reasons.

2.	When one of the parties does not perform this service without any of legitimate reasons.

3.	When one of the parties erodes trust other party’s in honor and confidence, or causes critical damages to other party, or there is possibilities to contravene.

4.	When one of the parties critical changes about capital, confidence and payment ability.

4.	In the preceding paragraph, independently of with or without cancellation, aggrieved party can claim about damages to the other parties, and the other parties have to assume it.

Article 18 (Expiration date)

Expiration term of the contract is until following year from the closing contracted date. However, in the case of addressing bulking the renewal contract by the parties before one month from the expiring date, the contract extends to one year under the same condition and also the afterwards.

Article 19 (Agenda)

When undecided articles on the contract or questions on the understanding of the contract arises, the parties solve it by sincere discussion.

Article 20 (Explanation of public agency)

When public agencies ask explanation and examination to the parties about the service, the parties decide correspondence by the parties’ advance discussion.

Article 21 (Competent court)

Trouble, which is related to the contract, of the first trial of the exclusive agreement jurisdictional court is Tokyo district court or Tokyo summary court by amount of Class Action.

Article 22 (Governing law)

The laws of Japan adjust to items of the contract.

Article 23 (Survival regulation)

Article 5, 9, 11 to 13, 19, 21 and 22 effectively continue even after finished the contract.

As a proof for close of contract, make two copies of this document, and the parties keep this one copy of this document with name, seal and sign of each party.

July 1st, 2003

The Company: Minamiikebukuro2-49-7 Toshima-ku Tokyo
CalltoWeb, Inc.
/s/ Etsuo Uehara sealed by stamp
Representative Director: Etsuo Uehara

Crayfish: Ikebukuro2-2-1 Toshima-ku Tokyo
Crayfish Co., Ltd.
/s/ Kazuhiko Muraki sealed by stamp
Representative Director: Kazuhiko Muraki